WHITESTONE REIT
2600 S. GESSNER, SUITE 500
HOUSTON, TEXAS  77063

December 8, 2009

Dear Whitestone REIT Shareholder:

I am writing to you on behalf of the Board of Trustees of Whitestone REIT (“Whitestone”).

As you may now be aware, a group of entities associated with or controlled by MacKenzie Patterson Fuller, LP (collectively, “MPF”) has made an unsolicited tender offer (the “Offer”) to you and your fellow shareholders to purchase up to 550,000 shares of Whitestone common shares of beneficial interest (the “Common Shares”). MPF is offering you and your fellow shareholders a price of $3.00 per share (the “Offer Price”), less the amount of any dividends declared or paid between November 24, 2009 and December 31, 2009. You may have recently received materials from MPF (the “MPF Offer Materials”) about its Offer and may also have seen that information on a Schedule TO filed by MPF with the Securities and Exchange Commission (the “SEC”) on November 24, 2009.

Whitestone is required by rules of the SEC to inform you of its position, if any, with respect to the Offer.

WHITESTONE HAS DECIDED TO REMAIN NEUTRAL AS TO THE OFFER AND IS EXPRESSING NO OPINION AS TO WHETHER YOU SHOULD ACCEPT OR REJECT THE OFFER.  HOWEVER, WHITESTONE BELIEVES THAT YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING INFORMATION IN MAKING YOUR DECISION ON WHETHER OR NOT TO ACCEPT THE OFFER:

(1)
In December 2008, the Whitestone management team undertook to estimate the current fair value of Whitestone Common Shares, taking into account several internal and external data analysis approaches, and concluded that the estimated fair value of the Common Shares, as of December 31, 2008, was $5.15 per share.  After the management team made its own determination of the price, the independent trustees hired Western Reserve Partners LLC, a third-party investment banking firm, to review management’s valuation methodologies.  Western Reserve LLC found management’s valuation methodologies to be commercially reasonable methods to determine the value of Whitestone’s Common Shares. MPF’s price, as adjusted for dividends as described below, represents a price 42.5% less than the value per share that management most recently determined.

(2)
MPF notes in the MPF Offer Materials that they are making this offer with the “intention of making a profit” and notes that they are “motivated to establish the lowest price which might be acceptable” to you.  MPF states in the Offer Materials that it estimates the liquidation value of the Common Shares to be approximately $6.00 per share; however, MPF’s Offer Price, as adjusted for dividends as described below, is 50.7% less than the value MPF itself determined the Commons Shares to have.

(3)
MPF’s Offer Price is actually lower than $3.00 per share. According to the Schedule TO filed by MPF, the $3.00 price will be reduced by the amount of dividends declared or paid by Whitestone between November 24, 2009 and December 31, 2009 (or such other date to which the Offer may be extended by MPF).  As you know, Whitestone has historically paid a monthly cash dividend, and on December 4, 2009, we paid a previously approved dividend of $0.0375 per share. If the offer is not extended past December 31, 2009, the adjusted price per share offered by MPF for your shares is approximately $2.96.

(4)
On November 4, 2009, Whitestone filed a registration statement on Form S-11 with the SEC for the offer and sale of a yet unspecified number of Common Shares.  the registration statement has not yet been declared effective by the SEC.  The registration statement states that Whitestone is applying to list the Common Shares on a national securities exchange. We cannot assure you that Whitestone will ultimately determine to proceed with a listing and/or offering, that a listing and/or offering will be consummated, that a listing, if consummated, would provide complete and immediate liquidity for all existing shareholders, or that the price at which Whitestone’s Common Shares would trade following any potential listing would be higher than the price offered by MPF.

(5)
The Offer is for a maximum of 550,000 Common Shares, which represents approximately 5.32% of the total outstanding Common Shares. While the MPF Offer Materials state that the Common Shares subject to the Offer constitute 3.49% of the total outstanding Common Shares, you should be aware that the percentage cited is based on an incorrect number of shares outstanding and not the number of Common Shares outstanding as reported in Whitestone’s Annual Report on Form 10-K for the year ended December 31, 2008 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.  For the same reason, based on the number of Common Shares MPF reports that it owns, MPF currently owns approximately 2.8% of the outstanding Common Shares, not 1.85% as cited in the Offer Materials.  Assuming that 550,000 Common Shares are tendered to MPF, MPF and its affiliates would become Whitestone’s largest shareholder group and voting block, owning approximately 8.15% of the outstanding Common Shares.  Such a concentration of ownership may influence future business decisions and any increase in such concentration may be prohibited by Whitestone’s declaration of trust.  In order to maintain its status as a REIT, subject to certain exceptions, Whitestone’s declaration of trust does not permit any person to acquire or hold, directly or indirectly, more than 9.8% of Whitestone’s outstanding Common Shares.

(6)
The MPF Offer Materials include statements regarding MPF’s ability to pay for all Common Shares tendered pursuant to the Offer. Detailed financial information relating to the MPF bidders is not publicly available, and Whitestone cannot therefore verify the ability of MPF to fund the Offer.

(7)
As disclosed in the MPF Offer Materials, MPF has engaged a depositary for the Offer that is an affiliate of MPF. As a result, there is no independent third party holding funds of MPF for payment of the Offer Price that can independently verify that such funds are available for payment, and if you tender any of your Common Shares, MPF may have access to those shares before all conditions to the Offer have been satisfied and you have been paid.

(8)
According to the MPF Offer Materials, MPF may extend the offer and delay payment beyond the currently scheduled expiration date of December 31, 2009, as well as amend the offer, including the Offer Price.

You are urged to carefully read all the materials sent to you by MPF, and to carefully consider all aspects of the Offer in light of your own circumstances, including (i) your investment objectives, (ii) your financial circumstances including your tolerance for risk and need for liquidity, (iii) other financial opportunities available to you, (iv) your own tax position and tax consequences, and (v) any other factors you determine are relevant to your decision. We also urge you to consult your financial advisor prior to tendering your Common Shares.

Please note that any tendering of your Common Shares is voluntary and you are not required to respond to MPF if you do not plan on accepting the terms of the Offer. If you have already tendered your Common Shares to MPF, you still have the right to withdraw them by providing written notice to MPF prior to the expiration of the Offer.  According to the MPF Offer Materials, the Offer will expire at 11:59 p.m., Pacific Time, on December 31, 2009.

Whitestone does not in any way endorse the Offer or the Offer Materials.  All of Whitestone’s executive officers and trustees have confirmed that they do not intend to tender their Common Shares.

On December 8, 2009, Whitestone filed a Schedule 14D-9 (the “14D-9”) with the SEC in response to the Offer.  The 14D-9 contains certain information about: (a) Whitestone; (b) MPF; (c) any actual or potential conflicts of interest; and (d) additional information regarding the Offer.  The 14D-9 is available on our web site: www.whitestonereit.com, under Investor Relations, SEC Filings or at www.sec.gov.

If you have any questions regarding the foregoing, please do not hesitate to contact our investor relations department at (713) 827-9595 x 2221.

Sincerely yours,

James C. Mastandrea
James C. Mastandrea
Chairman and Chief Executive Officer